UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number: 333-159793-01

TELESAT CANADA

(Translation of registrant’s name into English)

160 Elgin Street, Suite 2100, Ottawa, Ontario, Canada K2P 2P7

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Completion of Integration Transaction

On November 18, 2021 and November 19, 2021, Telesat Canada, a Canadian corporation (“Telesat” or the “Company”), along with the other parties to the Transaction Agreement (as defined below) consummated the transactions (collectively, the “Transaction”) contemplated by the Transaction Agreement and Plan of Merger (as amended, the “Transaction Agreement”), dated as of November 23, 2020, by and among Telesat, Telesat Corporation, a corporation incorporated under the laws of the Province of British Columbia, Canada (“Telesat Corporation”), Loral Space & Communications Inc., a Delaware corporation (“Loral”), Telesat Partnership LP, a limited partnership formed under the laws of Ontario, Canada (“Telesat Partnership”), Telesat CanHold Corporation, a corporation incorporated under the laws of British Columbia, Canada (“Telesat CanHoldco”), Lion Combination Sub Corporation, a Delaware corporation and wholly owned subsidiary of Loral (“Merger Sub”), Public Sector Pension Investment Board, a Canadian Crown corporation (“PSP Investments”), and Red Isle Private Investments Inc., a Canadian corporation (“Red Isle”).

The Transaction was effected in accordance with the Transaction Agreement through a series of transactions, including: (i) on November 18, 2021, Red Isle contributing 272,827 Telesat Non-Voting Participating Preferred Shares to Telesat Corporation in exchange for class C fully voting shares of Telesat Corporation (“Class C Shares”) and the balance of its equity interest in Telesat to Telesat Partnership in exchange for class C units of Telesat Partnership (“Class C Units”); (ii) on November 18, 2021 and pursuant to stockholder contribution agreements, the contribution by current and former members of management of Telesat of their Telesat Non-Voting Participating Preferred Shares to Telesat Corporation in exchange for newly issued Class A common share of Telesat Corporation (the “Class A common shares”) if such contributing shareholder is Canadian (as such term is defined in the Investment Canada Act) or newly issued Class B variable voting shares of Telesat Corporation (the “Class B variable voting shares”) if such contributing shareholder is not Canadian (as such term is defined in the Investment Canada Act); (iii) on November 18, 2021 and pursuant to the director contribution agreement, the contribution by John Cashman and Clare Copeland of their Telesat Director Voting Preferred Shares to Telesat Partnership in exchange for interests in Telesat Partnership, which were subsequently redeemed by Telesat Partnership for cash on November 19, 2021; (iv) on November 18, 2021 and pursuant to optionholder exchange agreements, the exchange of options, tandem stock appreciation rights and restrict stock units in respect of Telesat for corresponding instruments in Telesat Corporation with the same vesting terms and conditions; and (v) on November 19, 2021, the merger of Merger of Merger Sub with and into Loral (the “Merger”), with Loral surviving the Merger as a wholly owned subsidiary of Telesat Partnership and the other Loral stockholders receiving shares of Telesat Corporation or units of Telesat Partnership as described below.

Under the terms of the Transaction Agreement, at the effective time of the Merger (the “Effective Time”), each share of Loral common stock outstanding immediately prior to the Effective Time was converted into the right to receive (a) if the Loral stockholder validly made an election to receive units of Telesat Partnership pursuant to the Merger (a “Unit Election”), one (1) newly issued Class A unit of Telesat Partnership if such Loral stockholder is Canadian (as such term is defined in the Investment Canada Act), and otherwise one (1) newly issued Class B unit of Telesat Partnership, (b) if the Loral stockholder validly made an election to receive shares of Telesat Corporation (a “Shares Election”), one (1) newly issued Class A common share if such Loral stockholder is Canadian (as such term is defined in the Investment Canada Act), or (c) if the Loral stockholder validly made a Shares Election and is not Canadian, or did not validly make a Unit Election or a Shares Election, one (1) newly issued Class B variable voting share. Following the Transaction, Telesat became an indirect wholly owned subsidiary of Telesat Corporation.

Telesat Corporation’s and Telesat Partnership’s prospectus filed on June 30, 2021 pursuant to Rule 424(b) of the Securities Act of 1933, as amended (the “Securities Act”), which prospectus is a part of the Registration Statement on Form F-4, as amended (Registration No. 333-255518) (the “Registration Statement”), filed by Telesat Corporation and Telesat Partnership, contains additional information about the Transaction and the other transactions contemplated by the Transaction Agreement, including a description of the treatment of equity awards and information concerning the interests of directors, executive officers and affiliates of Telesat Corporation and Loral in the Transaction. On November 16, 2021, Telesat Corporation and Telesat Partnership filed a Non-Offering Prospectus with the Ontario Securities Commission (the “Prospectus”), which has been filed by Telesat pursuant to Rule 425 under the Securities Act. The Prospectus contains additional information regarding Telesat Corporation and Telesat Partnership.

The Class A common shares and Class B variable voting shares were approved for listing under the symbol “TSAT” on the Nasdaq Global Select Market (“NASDAQ”) and the Toronto Stock Exchange (“TSX”). The Class A common shares and Class B variable voting shares began trading on the NASDAQ and the TSX on November 19, 2021.

The foregoing description of the Transaction Agreement and the Transaction does not purport to be complete and is qualified in its entirety by reference to the full text of the Transaction Agreement filed as Exhibit 99.1 hereto.

Election and Resignation of Directions

In connection with the consummation of the Transaction, on November 18, 2021, the following individuals were appointed as members of Telesat’s board of directors (the “Board”), effective immediately following the consummation of the Transaction: Jason A. Caloras, Jane Craighead and Daniel Goldberg. In connection with the consummation of the Transaction, on November 18, 2021, the following individuals resigned as members of the Board, effective immediately following the consummation of the Transaction: John P. Cashman and Clare R. Copeland. All other members of the Board immediately prior to the Transaction remain as members of the Board.

Additional biographical information with respect to each director and officer of Telesat is included in the Registration Statement.

Termination of Loral Consulting Services Agreement

At the Effective Time, the Consulting Services Agreement, dated as of October 31, 2007, by and between Loral Space & Communications Inc. and Telesat was terminated.

Press Release

Telesat Corporation issued a press release on November 19, 2021 announcing the consummation of the Transaction, which is filed as Exhibit 99.2 hereto and is incorporated herein by reference.

Exhibit Index

No.	Description

99.1	Transaction Agreement and Plan of Merger, dated as of November 23, 2020, by and among Telesat Canada, Telesat Corporation, Telesat Partnership LP, Telesat CanHold Corporation, Lion Combination Sub Corporation, Loral Space & Communications Inc., Public Sector Pension Investment Board and Red Isle Private Investments Inc. (incorporated by reference to Exhibit 2.1 to Loral’s Current Report on Form 8-K, filed on November 25, 2020).

99.2	Press Release of Telesat Corporation issued on November 19, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESAT CANADA
(Registrant)

November 19, 2021	By:	/s/ Christopher DiFrancesco
	Name:	Christopher DiFrancesco
	Title:	Vice President, General Counsel and Secretary